Exhibit 99.1

PRESS RELEASE

LeddarTech’s 2023 Year-in-Review Business Results

QUEBEC CITY, Canada, January 31, 2024 — LeddarTech Holdings Inc. (LeddarTech®) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision, for ADAS, AD and parking applications, is pleased today to provide business results for its full fiscal year which ended on September 30, 2023.

“We are pleased to report our first financial results as a public company. The past year has been exciting for LeddarTech, with several new products and partnerships announced, culminating with our business combination with Prospector Capital Corp. on December 21, 2023. We expect 2024 to be an even more exciting time for LeddarTech, and I am honored to be leading the company into this new phase of growth”, said Frantz Saintellemy, President and CEO of LeddarTech.

Recent Commercial / Business Highlights

●	January 2024: At CES 2024, LeddarTech featured its technology and provided live on-road LeddarCar demonstrations of its AI-based low-level sensor fusion and perception software and products to a record number of automotive OEMs and Tier 1-2 manufacturers in Las Vegas. (PR Link)

●	January 10, 2024: Announced a partnership with Black Sesame Technologies to target China-based OEMs and Tier 1s with a joint solution using LeddarVision premium LVS-2+ and Black Sesame’s A1000 System-on-a-Chip (SoC). The companies will also target secondary market opportunities with LeddarVision LVF-E for front-view entry-level L2/L2+ ADAS/AD. (PR Link)

●	January 3, 2024: LeddarTech Appointed Oren Dayan, previously with Tri-Eye and Mobileye, as Vice-President of Product Line Management and Business Development. (PR Link)

●	December 21, 2023: The company completed its business combination with Prospector Capital. Upon closing the transaction, Prospector’s CEO Derek Aberle became Chairman of LeddarTech and Frantz Saintellemy also assumed the CEO role and joined the company’s Board at the transaction’s closing. (PR Link)

●	November 15, 2023: Appointed Chris Stewart as Chief Financial Officer. (PR Link)

PRESS RELEASE

Recent Technical / Product Highlights

●	January 9, 2024: LeddarTech released the LeddarVision Surround-View Premium Highway Assist Software Stack (LVS-2) on an Embedded Platform to support accelerated L2/L2+ ADAS development and to help OEMs achieve 5-star NCAP 2025 / GSR 2002 safety ratings. (PR Link)

●	December 20, 2023: LeddarTech released LeddarVision “Parking,” a fusion and perception software stack for premium ADAS L2/L2+ automated parking and parking assist applications. (PR Link)

●	December 6, 2023: Advanced auto safety with the announcement of the completion of a joint demonstrator for a fail-operational architecture using LeddarVision and TTTech Auto’s Safety Co-Pilot solution. (PR Link)

●	July 12, 2023: Announced the successful integration of LeddarVision software with Ficosa’s surround-view camera system. (PR Link)

●	June 28, 2023: Released LeddarVision entry-level ADAS L2/L2+ highway assist production samples and low-level fusion and perception software stack optimized for Texas Instruments’ TDA4VM-Q1 (8 TOPS) processor. (PR Link).

●	Awards:

o	December 2023: Top 100 Next-Generation Companies by World Future Awards

o	November 2023: Automotive Software Award by Cars of the Future-Self-driving Industry Awards for LVF-E

o	October 2023: ADAS System of the Year by AutoTech Breakthrough for LVF-E

o	April 2023: Global Excellence Award for Best Automotive Software by Acquisition International Magazine.

PRESS RELEASE

Fiscal 2023 Highlights1

●	Revenue: Revenue for the fiscal year ending September 30, 2023, was $7.4 million, compared to revenue of $8.8 million in the fiscal year ending September 30, 2022. The decline in revenue was due to the expected wind-down of our legacy Lidar business.

●	Gross Profit: Gross Profit for the fiscal year, ending September 30, 2023, was a loss of $74 thousand, compared to gross profit of $3.5 million in the fiscal year ending September 30, 2022. The decrease in gross profit was due to a $3.7 million write-down of legacy Lidar inventory.

●	Operating Expenses: Operating Expenses for the fiscal year ending September 30, 2023, were $52.4 million, compared to Operating Expenses of $87.3 million in the fiscal year ending September 30, 2022.

●	Net Loss: Net Loss for the fiscal year ending September 30, 2023, was $51.4 million, compared to a net loss of $73.4 million in the fiscal year ending September 30, 2022.

Financial Highlights

	FY2023	FY2022	FY2021
Revenues	7,447,177	8,766,121	8,231,326
Gross profit	(74,668)	3,455,403	2,972,936
Loss from operations	(52,500,090)	(83,888,574)	(39,326,226)
Other (income) costs
Grant revenue	(377,080)	(435,448)	(2,164,794)
Finance costs, net	(698,601)	10,034,381	11,695,561
Loss before income taxes	(51,424,409)	(73,418,745)	(48,856,993)
Income taxes	—	—	—
Net loss	(51,424,409)	(73,418,745)	(48,856,993)
Net loss attributable to Shareholders of the Company	(47,992,097)	(69,318,848)	(46,959,038)
Loss per share
Net loss per share (basic and diluted) (in dollars)	(286.33)	(513.80)	(723.05)
Weighted average shares outstanding (basic and diluted) (in thousands of shares)	167,610	134,913	64,946

For additional information, please refer to the LeddarTech’s Annual Report on Form 20-F for the year ended September 30, 2023, filed with the Securities and Exchange Commission.

[1]	All amounts in Canadian dollars except where otherwise noted.

PRESS RELEASE

Balance Sheet and Liquidity2

As of September 30, 2023, LeddarTech’s consolidated cash balance totaled $5.1 million, compared to $32.1 million on September 30, 2022. On December 21, 2023, LeddarTech completed both its business combination with Prospector Capital and its PIPE financing, which resulted in $49 million in gross cash proceeds to the company (approximately $19.5 million from the SPAC trust and approximately $29.5 million from the PIPE financing since September 30, 2023), with approximately $14 million of those funds allocated to transaction fees.

Fourth Quarter 2023 Conference Call

LeddarTech’s President and CEO, Frantz Saintellemy, and CFO, Chris Stewart will host a conference call on January 31, 2024, at 8:00 a.m. (Eastern Time) to discuss the company’s financial results and business opportunities. The conference call can be accessed by dialing (646) 307-1963 or for international callers by dialing (800) 715-9871.The conference ID is 1293674. A recording of the call will be available on the company’s investor website: https://investors.leddartech.com.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal, Toronto and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 150 patent applications (80 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

[2]	All amounts in Canadian dollars except where otherwise noted.

PRESS RELEASE

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties, including as a result of the business combination; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s final prospectus filed with the SEC on December 4, 2023. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the NASDAQ under the ticker symbol “LDTC.”

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